

September 15, 2014

Via E-mail
C. Malcolm Holland, III
Chairman and Chief Executive Officer
Veritex Holdings, Inc.
8214 Westchester Drive, Suite 400
Dallas, Texas 75225

     Re: **Veritex Holdings, Inc.**
              Registration Statement on Form S-1
              Filed August 29, 2014
              File No. 333-198484

Dear Mr. Holland:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Notes to Consolidated Financial Statements

Note 4. Loans and Allowance for Loan Losses, page F-57

1. We read your response to comments twelve and thirteen confirming that you evaluate all TDR's for impairment using the guidance in ASC 310-10 and that you revised the line item "loans individually evaluated for impairment" in your ASC 310-10-50-11B(g) and (h) disclosures. However it does not appear that you include all of your TDR's in the "loans individually evaluated for impairment" line item of your table on page F-67 for the periods presented. We note on page F-61 that your recorded investment in TDR's was approximately $4.1m and $2.6m as of 12/31/2013 and 2012 respectively, while loans individually evaluated for impairment were approximately $3.5m and $2.4m as of 12/31/2013 and 2012 respectively. In your next submission please revise your ASC 310-10-50-11B(g) and (h) disclosures to include all TDR's for the all periods presented.

General Closing Comments

       If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

       Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

       You may contact, William Schroeder, Staff Accountant, at 202-551-3294 or John Nolan, Senior Assistant Chief Accountant, at 202-551-3492 if you have questions regarding financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services